Coleman & Rhine LLP
                   1120 Avenue of the Americas
                     New York, New York 10036

                                   May 22, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  CFI Mortgage Inc.
               Registration Statement on Form 8-A

Ladies and Gentlemen:

     On behalf of our client, CFI Mortgage Inc., a Delaware corporation (the "Company"), we hereby withdraw the Company's Registration Statement on Form 8-A (file no. 000-22271), filed on March 24, 1997, as amended by Amendment No. 1 thereto, filed on May 15, 1997.

                                   Very truly yours,

                                   /s/ Kenneth S. Goodwin